Exhibit 99.48

Independent Auditor’s Consent

We consent to the use in the Registration Statement of Norbord Inc. on Form 40-F of our report dated February 26, 2015 relating to the consolidated financial statements of Ainsworth Lumber Co. Ltd. as at and for the years ended December 31, 2014 and December 31, 2013 to the use and the incorporation by reference in this Registration Statement on Form 40-F dated February 9, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants

February 9, 2016

Vancouver, Canada